UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell to nominate Mr. Charles O. Holliday jr. as non-executive director

The Hague March 11, 2010

The Board of Royal Dutch Shell plc (the Company) (NYSE: RDS.A, NYSE: RDS.B)
announces its intention to propose to the 2010 Annual General Meeting that Mr.
Charles ("Chad") Holliday jr, be elected a non-executive director of the Company with effect from September 1st, 2010.

Mr. Holliday has served as CEO and chairman of the board of DuPont since January
1, 1999. He retired as CEO on January 31, 2009 and as chairman of the board of
DuPont on December 31, 2009. Mr. Holliday started at DuPont in the summer of
1970 at DuPont's Old Hickory site after receiving a B.S. in industrial engineering from the University of Tennessee.  Under Holliday’s leadership,
DuPont established a goal of achieving sustainable growth - increasing shareholder and societal value while simultaneously decreasing DuPont's environmental footprint. As a result, DuPont has shifted from being a chemical company to being a science-based products and services company.

Mr. Holliday currently serves as an Executive in Residence at Vanderbilt
University Business School and Chairman Emeritus of the Council on
Competitiveness. Holliday previously served as Chairman of the World Business
Council for Sustainable Development, The Business Council, Catalyst and the
Society of the Chemical Industry – American Section.

He is a member of the Board of Directors of Bank of America and John Deere
Corporations. Mr. Holliday holds a honorary doctorate from Polytechnic
University of New York, is a member of the National Academy of Engineering and is licensed professional engineer.

Contacts:

Shell Investor Relations:
Den Haag  Tjerk Huysinga  +31 70 377 3996 / +44 207 934 3856
Houston  Harold Hatchett  +1 713 241 1019

Shell Media Relations:
International, US, UK Press  +44 20 7934 3600
The Netherlands and European Press +31 70 377 8750

END

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Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement “Shell”, “Shell group”
and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies”
or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this announcement associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.)
ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as
‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’,
‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’,
‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c)
currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2008
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader.  Each forward-looking statement speaks only as of the date of this announcement March 11, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement. The United States Securities and
Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  We use certain terms in this announcement that SEC's guidelines strictly prohibit us from including in filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website
www.sec.gov. You can also obtain these forms from the SEC by calling
1-800-SEC-0330.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 11 March 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary